**Term sheet**
*To prospectus dated December 1, 2005,*
*prospectus supplement dated October 12, 2006 and*
*product supplement no. 143-I dated June 17, 2008*

**Term Sheet to**
**Product Supplement No. 143-I**
**Registration Statement No. 333-130051**
**Dated July 11, 2008; Rule 433**



| Structured Investments | JPMorgan Chase & Co. $ Return Notes Linked to the JPMorgan Commodity Curve Index — Aggregate Excess Return due July 23, 2009 |
|---|---|

## General

- The notes are designed for investors who seek to participate in the appreciation of the JPMorgan Commodity Curve Index — Aggregate Excess Return as described below.  Investors should be willing to forgo interest payments and, if the JPMorgan Commodity Curve Index — Aggregate Excess Return declines from the Aggregate JPMCCI Excess Return Index Starting Level by more than 2%*, be willing to lose up to 98%* of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 23, 2009[†].
- Minimum denominations of $1,000 and integral multiples in excess thereof.
- The notes are expected to price on or about July 14, 2008[††] and are expected to settle on or about July 17, 2008.

## Key Terms

**Underlying:** JPMorgan Commodity Curve Index — Aggregate Excess Return (the "JPMCCI — Aggregate  Excess Return" or the "Underlying").

**Payment at Maturity:** Payment at maturity will reflect the performance of the Underlying plus the Additional Amount. *The principal amount of your notes will be fully exposed to any decline in the Aggregate JPMCCI Excess Return Index Closing Level, as compared to the Aggregate JPMCCI Excess Return Index Starting Level, provided that your final payment at maturity will not be less than zero and except that in all cases you will receive the Additional Amount at maturity.* Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$$\$1{,}000 \times (1 + \text{Aggregate JPMCCI Excess Return Index Return}) + \text{Additional Amount}$$

*provided* that your final payment at maturity will not be less than the Additional Amount.

***You may lose some or all of your investment (other than the Additional Amount) if the Aggregate JPMCCI Excess Return Index Closing Level declines from the Aggregate JPMCCI Excess Return Index Starting Level.***

**Additional Amount:** At least $20 for each $1,000 principal amount note.

* The actual Additional Amount will be set on the pricing date and will not be less than $20 for each $1,000 principal amount note.

**Aggregate JPMCCI Excess Return Index Return:**

$$\frac{\text{Aggregate JPMCCI Excess Return Index Closing Level} - \text{Aggregate JPMCCI Excess Return Index Starting Level}}{\text{Aggregate JPMCCI Excess Return Index Starting Level}}$$

**Aggregate JPMCCI Excess Return Index Starting Level:** The Underlying closing level of the JPMCCI — Aggregate  Excess Return on the pricing date, which is expected to be on or about July 14, 2008[††]

**Aggregate JPMCCI Excess Return Index Closing Level:** The Underlying closing level of the JPMCCI — Aggregate  Excess Return on the Observation Date

**Observation Date:** July 16, 2009[†]

**Maturity Date:** July 23, 2009[†]

**CUSIP:** 48121LGS7

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 143-I.

[††] The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under "Selected Purchase Considerations — Capital Gains Tax Treatment."

**Investing in the Return Notes involves a number of risks.  See "Risk Factors" beginning on page PS-51 of the accompanying product supplement no. 143-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus.  Any representation to the contrary is a criminal offense.

*To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 143-I, the information in the footnotes (1) and (2) below controls.*

|  | **Price to Public (1)** | **Fees and Commissions (2)** | **Proceeds to Us** |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1)  The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)  J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date.  This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes.  In no event will that commission, which will include structuring and development fees, exceed $7.00 per $1,000 principal amount note.  See "Underwriting" beginning on page PS-82 of the accompanying product supplement no. 143-I.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

**JPMorgan**

July 11, 2008

### Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 143-I dated June 17, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 143-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 143-I dated June 17, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208003092/e31908_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

**JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 143-I and this term sheet if you so request by calling toll-free 866-535-9248.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.**

### What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the JPMCCI Excess Return?

The following table illustrates the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume an Aggregate JPMCCI Excess Return Index Starting Level of 360 and an Additional Amount of $20 for each $1,000 principal amount note. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Aggregate JPMCCI Excess Return Index Closing Level | Aggregate JPMCCI Excess Return Index Return | $1,000 x (1 + Aggregate JPMCCI Excess Return Index Return) | | Additional Amount | | Payment at Maturity |
|---|---|---|---|---|---|---|
| 648.00 | 80.00% | $1,800 | + | $20 | = | $1,820 |
| 612.00 | 70.00% | $1,700 | + | $20 | = | $1,720 |
| 576.00 | 60.00% | $1,600 | + | $20 | = | $1,620 |
| 540.00 | 50.00% | $1,500 | + | $20 | = | $1,520 |
| 504.00 | 40.00% | $1,400 | + | $20 | = | $1,420 |
| 468.00 | 30.00% | $1,300 | + | $20 | = | $1,320 |
| 432.00 | 20.00% | $1,200 | + | $20 | = | $1,220 |
| 396.00 | 10.00% | $1,100 | + | $20 | = | $1,120 |
| 378.00 | 5.00% | $1,050 | + | $20 | = | $1,070 |
| **360.00** | **0.00%** | **$1,000** | **+** | **$20** | **=** | **$1,020** |
| 324.00 | -10.00% | $900 | + | $20 | = | $920 |
| 288.00 | -20.00% | $800 | + | $20 | = | $820 |
| 252.00 | -30.00% | $700 | + | $20 | = | $720 |
| 216.00 | -40.00% | $600 | + | $20 | = | $620 |
| 180.00 | -50.00% | $500 | + | $20 | = | $520 |
| 144.00 | -60.00% | $400 | + | $20 | = | $420 |
| 108.00 | -70.00% | $300 | + | $20 | = | $320 |
| 72.00 | -80.00% | $200 | + | $20 | = | $220 |
| 36.00 | -90.00% | $100 | + | $20 | = | $120 |
| 0.00 | -100.00% | $0 | + | $20 | = | $20 |

## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

**Example 1: The Aggregate JPMCCI Excess Return Index Closing Level increases from the Aggregate JPMCCI Excess Return Index Starting Level of 360 to an Aggregate JPMCCI Excess Return Index Closing Level of 378.** Because the Aggregate JPMCCI Excess Return Index Closing Level of 378 is greater than the Aggregate JPMCCI Excess Return Index Starting Level of 360, the investor receives a payment at maturity of $1,070 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 5\%) + \$20 = \$1,070$$

**Example 2: The Aggregate JPMCCI Excess Return Index Closing Level decreases from the Aggregate JPMCCI Excess Return Index Starting Level of 360 to an Aggregate JPMCCI Excess Return Index Closing Level of 288.** Because the Aggregate JPMCCI Excess Return Index Closing Level of 288 is less than the Aggregate JPMCCI Excess Return Index Starting Level of 360, the investor receives a payment at maturity of $820 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + -20\%) + \$20 = \$820$$

**Example 3: The Aggregate JPMCCI Excess Return Index Closing Level decreases from the Aggregate JPMCCI Excess Return Index Starting Level of 360 to an Aggregate JPMCCI Excess Return Index Closing Level of 0.** Because the Aggregate JPMCCI Excess Return Index Closing Level of 0 is less than the Aggregate JPMCCI Excess Return Index Starting Level of 360, the investor receives a payment at maturity of $20 per $1,000 principal amount note, which reflects the Additional Amount, calculated as follows:

$$\$1,000 \times (1 + -100\%) + \$20 = \$20$$

## JPMorgan Commodity Curve Index — Aggregate Excess Return

The JPMorgan Commodity Curve Index ("JPMCCI") is a family of one hundred-five single commodity indices, twenty-one sector indices, three energy light indices and three aggregate commodity indices, including the JPMorgan Commodity Curve Index — Aggregate Excess Return (the "JPMCCI — Aggregate Excess Return"), that seeks to offer a diversified and representative approach to passive commodity investing. Unlike other commodity indices, which generally focus exposure at a single maturity (traditionally, the front month contract or a single deferred contract), JPMCCI seeks to track exposure along the entire futures curve (*i.e.*, exposure to futures contracts with different maturities) in proportion to their open interest.

JPMCCI, including the JPMCCI — Aggregate Excess Return, uses open interest to determine the inclusion and relative weights of the individual commodities to arrive at a total market benchmark, which is based on the entire commodity curve. Each commodity's monthly contract compositions are determined by reference to the historical distribution of the open interest of contracts across the futures curve for the relevant calendar month by reference to the preceding three years.

Although positions will be adjusted monthly, many contracts are deemed to be held in JPMCCI, including the JPMCCI — Aggregate Excess Return, for multiple months because JPMCCI will synthetically own contracts at deferred points of the futures curve. Therefore, only a portion of JPMCCI's nominal positions will roll each month. This is different from traditional commodities indices, which are generally deemed to have liquidated their current nominal holdings entirely after the end of the rolling period from one contract to another.

The value of the JPMCCI — Aggregate Excess Return is published each trading day under the Bloomberg ticker symbol "JMCXER".

## Selected Purchase Considerations

- **INVESTMENT EXPOSURE TO THE JPMCCI — AGGREGATE EXCESS RETURN** — The notes provide the opportunity to participate in the appreciation of the JPMCCI — Aggregate Excess Return and enhance returns by providing an additional payment of $20* for each $1,000 principal amount note at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  *The actual Additional Amount will be set on the pricing date and will not be less than $20 for each $1,000 principal amount note.

- **RETURN LINKED TO JPMORGAN COMMODITY CURVE INDEX — AGGREGATE EXCESS RETURN** — The return on the notes is linked to the performance of the JPMCCI — Aggregate Excess Return, which seeks to offer a diversified and representative approach to passive commodity investing. Unlike other commodity indices that focus exposure at a single maturity (traditionally, the front month contract or a single deferred contract), the JPMCCI — Aggregate Excess Return seeks to track exposure along the entire futures curve (*i.e.*, exposure to futures contracts with different maturities) for each commodity included in the JPMCCI — Aggregate Excess Return in proportion to their "open interest." The JPMCCI — Aggregate Excess Return measures the return from a hypothetical investment in the relevant commodity futures contracts, taking into account the effect any monthly composition changes with respect to the relevant commodities in each roll period. See "The JPMorgan Commodity Curve Index" in the accompanying product supplement no. 143-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 143-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 143-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the JPMCCI — Aggregate Excess Return or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the JPMCCI — Aggregate Excess Return. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 143-I.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal (other than the Additional Amount). The return on the notes is linked to the performance of the Underlying, and will depend on whether, and the extent to which, the Aggregate JPMCCI Excess Return Index Return is positive or negative. Your investment will be fully exposed to any decline in the Aggregate JPMCCI Excess Return Index Closing Level, as compared to the Aggregate JPMCCI Excess Return Index Starting Level, provided that the final payment at maturity will not be less than zero, and that in all cases you will receive the Additional Amount at maturity.

- **NO PROTECTION AGAINST LOSS** — If the Aggregate JPMCCI Excess Return Index Return is negative, at maturity, you will receive less than the principal amount of your investment. For each 1% that the Aggregate JPMCCI Excess Return Index Closing Level declines relative to the Aggregate JPMCCI Excess Return Index Starting Level, you will lose 1% of your investment in the notes, although in all cases you will receive the Additional Amount at maturity.

- **COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE UNDERLYING** — Market prices of the commodity options futures contracts underlying the JPMCCI — Aggregate Excess Return tend to be highly volatile and may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships; governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may affect the level of the Underlying in varying ways, and different factors may cause the value of different commodities included in the Underlying, and the commodity futures contracts of their prices, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Underlying. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE JPMCCI — AGGREGATE EXCESS RETURN'S OPEN INTEREST INVESTMENT STRATEGY** — The JPMCCI — Aggregate Excess Return seeks to offer a diversified and representative approach to passive commodity investing. Unlike other commodity indices which focus exposure at a single maturity (traditionally, the front month contract or a single deferred contract), the JPMCCI — Aggregate Excess Return seeks to track exposure along the entire futures curve *i.e.*, exposure to futures contracts with different maturities) in proportion to their open interest. No assurance can be given that the investment strategy used to construct the JPMCCI — Aggregate Excess Return will be successful or that the JPMCCI — Aggregate Excess Return will outperform an alternative index that might be constructed from commodity futures contracts that focus exposure at a single maturity.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity contracts replicating the JPMCCI — Aggregate Excess Return. The JPMCCI — Aggregate Excess Return synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE JPMCCI — AGGREGATE EXCESS RETURN, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the JPMCCI — Aggregate Excess Return and, therefore, the value of your notes.

- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE JPMCCI — AGGREGATE EXCESS RETURN RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE UNDERLYING AND THE VALUE OF THE NOTES** — The JPMCCI — Aggregate Excess Return is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the JPMCCI — Aggregate Excess Return approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive "roll yield." While many of the contracts included in the JPMCCI — Aggregate Excess Return have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the JPMCCI — Aggregate Excess Return. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the value of the JPMCCI — Aggregate Excess Return and thus the value of notes linked to the JPMCCI — Aggregate Excess Return.

- **COMMODITIES PRICES ARE VOLATILE AND THE ROLL RETURN GENERATED BY ROLLING COMMODITY FUTURES INCLUDED IN THE JPMCCI — AGGREGATE EXCESS RETURN WILL HAVE AN EFFECT ON THE LEVEL OF THE UNDERLYING AND THE VALUE OF THE NOTES** — The JPMCCI — Aggregate Excess Return is comprised of commodity futures with a variety of maturity dates selected on the basis of historical open interest. Each month, contracts that are about to mature or cease to be available for trading before the end of the next roll period will be rolled into longer dated contracts. In addition, because the JPMCCI — Aggregate Excess Return is weighted by open-interest, all contracts included in the JPMCCI — Aggregate Excess Return will be re-weighted on a monthly basis, whether they are approaching maturity or not, to reflect the monthly change in their open interest. The act of replacing and re-weighting the commodity futures that comprise the JPMCCI — Aggregate Excess Return will generate a profit or loss known as the roll return. This return will be affected by a number of factors including, whether the prices of the relevant longer dated contracts are more or less than the prices of the shorter dated contracts. The roll return will generally be negative if the prices of the relevant longer dated contracts are greater than the prices of the shorter dated contracts. Conversely, if the prices of the longer dated contracts are less than the prices of the shorter dated contracts then the roll return will generally be positive. The prices of commodity futures can be volatile and the roll return generated by rolling commodity futures included in the JPMCCI — Aggregate Excess Return will have an effect, be positive or negative, on the JPMCCI — Aggregate Excess Return, and therefore the value of the notes.

- **THE JPMCCI — AGGREGATE EXCESS RETURN LACKS AN OPERATING HISTORY** — The JPMCCI — Aggregate Excess Return was established in November 9, 2007, and therefore lacks historical performance. Any back-testing or similar analysis in respect of the JPMCCI — Aggregate Excess Return must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining levels of the JPMCCI — Aggregate Excess Return. Past performance should not be considered indicative of future performance.
- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. J.P. Morgan Securities Inc., which we refer to as JPMSI, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Index Calculation Agent – the entity that calculates the JPMCCI — Aggregate Excess Return values – and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Index Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the JPMCCI — Aggregate Excess Return closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility in the JPMCCI — Aggregate Excess Return and its constituents;
  - the time to maturity of the notes;
  - the market price of the physical commodities upon which the futures contracts underlying the JPMCCI — Aggregate Excess Return are based;
  - interest and yield rates in the market generally;
  - economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the JPMCCI — Aggregate Excess Return or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituents; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.
- **THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING** — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under "Selected Purchase Considerations — Capital Gains Tax Treatment" above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

### Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the JPMCCI — Aggregate Excess Return based on hypothetical back-tested weekly Underlying closing value from January 3, 2003 through November 2, 2007, and the historical performance of the Underlying based on the weekly Underlying closing values from November 9, 2007 through July 3, 2008. Due to the Independence Day holiday on July 4, 2008, the following graph shows the Index closing level of the Underlying closing value of the JPMCCI — Aggregate Excess Return through July 3, 2008. The Underlying was established on November 9, 2007. The Underlying closing value on July 10, 2008 was 365.8930. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment in excess of the Additional Amount of $20 per $1,000 principal amount note. The actual Additional Amount will be set on the pricing date and will not be less than $20 per $1,000 principal amount note. The data for the hypothetical back-tested performance of JPMCCI — Aggregate Excess Return set forth in the following graph was calculated on materially the same basis on which the performance of the JPMCCI — Aggregate Excess Return is now calculated.

